FORM 51-102F3
MATERIAL CHANGE REPORT

1.	Name and Address of Company

Birch Mountain Resources Ltd. (the "Corporation")
Suite 300
250 - 6th Avenue S.W.
Calgary, Alberta T2P 3H7

2.	Date of Material Change

September 29, 2006.

3.	News Release

A news release was issued by the Corporation on September 29, 2006 through the facilities of Canada NewsWire.

4.	Summary of Material Change

The Corporation reports sales results for limestone from its oil sands area leases.

5.	Full Description of Material Change

Please refer to the news release of the Corporation dated September 29, 2006 which is attached to this report as Schedule "A".

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.	Omitted Information

No information has been omitted.

8.	Executive Officer:

The name and business number of the executive officer of the Corporation who is knowledgeable about the contents of this Material Change and this report is:

Douglas Rowe
President and Chief Executive Officer
(403) 262-1838

9.	Date of Report

September 29, 2006.

SCHEDULE "A"

NEWS RELEASE

BIRCH MOUNTAIN ANNOUNCES AGGREGATE SALES AND NEW CREDIT FACILITY

CALGARY, September 29, 2006—Birch Mountain Resources Ltd. ("Birch Mountain" or the "Company") (BMD:TSXV and AMEX) is pleased to provide sales results for limestone from its oil sands area leases. To date, Birch Mountain has sales and orders for over 900,000 tonnes of aggregate from the Muskeg Valley Quarry, up from the 360,000 tonnes announced one month ago and is on track to achieve its 2006 sales target. Limestone product sales to date have included concrete aggregate, top grade, base grade and sub grade materials.

Birch Mountain has secured a non-revolving credit facility with Royal Bank of Canada. The debt facility will provide liquidity and provide additional flexibility in future financing options. The funds will be used to provide working capital for the Company to expand its limestone products business.
FOR FURTHER INFORMATION, PLEASE CONTACT:
Douglas Rowe, President & CEO or	Equity Communications, LLC
Don Dabbs, Senior Vice President, or	Steve Chizzik, Regional Vice President
Derrick Kershaw, Senior Vice President	Tel 908.688.9111 Fax 908.686.9111
Birch Mountain Resources Ltd.
Tel 403.262.1838 Fax 403.263.9888
www.birchmountain.com

Forward Looking Statements: This news release contains certain forward-looking statements. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization, resources and reserves, exploration results, research and development results, and the future plans and objectives of Birch Mountain are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Birch Mountain's expectations are disclosed elsewhere in documents that are available to the public at www.sedar.com and www.sec.gov.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.